CNFINANCE HOLDINGS LTD.

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

September 15, 2020

VIA EDGAR

Mr. Michael Henderson

Mr. Marc Thomas

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: CNFinance Holdings Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2019

Response dated August 25, 2020

File No. 001-38726

Dear Mr. Henderson and Mr. Thomas:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 3, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2019 Form 20-F.

Notes to the Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Charge-off policies, page F-22

1.	In regard to the credit quality metrics of the loan portfolio, we note the deteriorating delinquency and NPL ratios and the significant increases in nonaccrual and impaired loans greater than or equal to 90 days past due during the fiscal year end December 31, 2019. In accordance with ASC 310-10-35-4, an impairment loss shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions that existed at the date of the financial statements. Further, under ASC 310-10-35-41, credit losses shall be deducted from the allowance for credit losses and charged-off in the period deemed uncollectible. Based on the information presented, your charge-off policy, as presently disclosed, does not appear consistent with U.S. GAAP guidance. Please provide us with your analysis of your accounting policy as it relates to this guidance, and revise your financial statements and related ancillary disclosures and tabular presentations, if appropriate.

The Company respectfully submits that it recognized its impairment loss fully in accordance with ASC 310-10-35-4 and does not believe revision to the Company’s financial statements is required at this stage. The Company’s accounting policy of allowance for credit losses on page F-22 of Form 20-F/A for the Fiscal Year Ended December 31, 2019 is below:

“Allowance for credit losses

Allowance for credit losses represents management’s best estimate of probable losses inherent in the portfolio.

The allowance for credit losses includes an asset-specific component and a statistically based component. The asset-specific component is calculated under ASC 310-10-35, on an individual basis for the loans whose payments are contractually past due more than 90 days or which are considered impaired. An asset-specific allowance is established when the discounted cash flows, collateral value (less disposal costs) or observable market price of the impaired loan are lower than its carrying value. This allowance considers the borrower’s overall financial condition, resources, and payment record, the prospects for support from any financially responsible guarantors and, if appropriate, the realizable value of any collateral.

The allowance for the remainder of the loan portfolio is determined under ASC 450 using a roll rate-based model. The roll rate-based model stratifies the loans principal, interest and financing service fee receivables by delinquency stages which are divided by days overdue and projected forward in next stage using probability of default. In each stage of the simulation, losses on the loans principal, interest and financing service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate calculated for each delinquency stage using loss given default, then applied to the respective loans principal, interest and financing service fees balance. We adjust the allowance that is determined by the roll rate-based model for various Chinese macroeconomic factors, i.e., gross-domestic product rates, interest rates and consumer price indexes. Each of these macroeconomic factors are equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor.”

As presented in Note 6 (a) allowance for credit losses on page F-35, the impairment losses recognized for the loans with payments contractually past due more than 90 days or which are considered impaired are RMB556,126,000 and RMB69,464,131 in 2019 and 2018, respectively. The significant increase in impairment losses recognized for 2019 compared to 2018 is consistent with the trend of increase in nonaccrual and impaired loans greater than or equal to 90 days past due during the fiscal year end December 31, 2019.

The Company respectfully submits that, although such may not be fully reflected in its accounting policies, it recognizes impairment loss and charges off credit losses in accordance with the relevant U.S. GAAP guidance. In practice, the Company monitors the allowance for the loans whose payments are contractually past due more than 90 days and determines whether the remaining balance of the loans mentioned above are uncollectible on an individual basis. As presented in Note 6 (a) allowance for credit losses on page F-35, the Company deducted the credit losses from the allowance while the related loans principal, interest and financing service fee receivables were charged-off in the period deemed uncollectible. The credit loss deducted from allowance for loans which are individually assessed due to charge-offs are RMB43,002,065 and RMB11,043,096 in 2019 and 2018 respectively.

The Company undertakes to clarify its charge-off policy to reflect its compliance with ASC 310-10-35-41 in future filings as below:

“Charge-off policies

Loans principal, interest and financing service fee receivables are charged off when the Group has determined the remaining balance is uncollectible after exhausting all collection efforts. Credit losses were deducted from the allowance for credit losses and charged-off in the period deemed uncollectible. In order to comply with ASC 310, the Group considers loans principal, interest and financing service fee receivables meeting any of the following conditions as uncollectible and charged-off: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments; or (iii) the Group concludes that it has exhausted its collection efforts.”

2.	In addition, provide us with a more specific breakdown of the loans equal to or greater than 180 days past due as of December 31, 2019 and the interim periods of fiscal 2020. Specifically, 180-269 days past due, 270-359 days past due and greater than 360 days past due for the periods presented.

The Company respectfully supplements the tables below for the more specific breakdown of amounts of first and second lien principal, interest, and financing service fee receivables for the Staff’s reference:

The following table presents the aging of past-due loan principal and financing service fee receivables of first lien and second lien as of December 31, 2019.

	Total current	1-30 days past due	31-89 days past due	90-179 days past due	180-269 days past due	270-359 days past due	>360 days past due	Total loans	Total non-accrual	≥90 days past due and still accruing
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
First lien	3,641,845,540	248,336,213	94,405,194	156,249,868	175,072,053	218,336,735	159,303,732	4,693,549,335	708,962,388	-
Second lien	5,254,032,278	348,333,242	146,261,863	184,970,813	253,058,627	288,764,892	197,126,236	6,672,547,951	923,920,568	-
Loans principal, interest and financing service fee receivables	8,895,877,818	596,669,455	240,667,057	341,220,681	428,130,680	507,101,627	356,429,968	11,366,097,286	1,632,882,956	-

The following table presents the aging of past-due loan principal and financing service fee receivables of first lien and second lien as of March 31, 2020.

	Total current	1-30 days past due	31-89 days past due	90-179 days past due	180-269 days past due	270-359 days past due	>360 days past due	Total loans	Total non-accrual	≥90 days past due and still accruing
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
First lien	3,127,546,690	314,295,018	287,560,250	154,609,358	140,535,116	161,413,698	348,005,423	4,533,965,553	804,563,595	-
Second lien	4,521,317,603	433,839,972	386,090,380	226,010,900	161,745,617	236,036,739	433,607,895	6,398,649,106	1,057,401,151	-
Loans principal, interest and financing service fee receivables	7,648,864,293	748,134,990	673,650,630	380,620,258	302,280,733	397,450,437	781,613,318	10,932,614,659	1,861,964,746	-

The following table presents the aging of past-due loan principal and financing service fee receivables of first lien and second lien as of June 30, 2020.

	Total current	1-30 days past due	31-89 days past due	90-179 days past due	180-269 days past due	270-359 days past due	>360 days past due	Total loans	Total non-accrual	≥90 days past due and still accruing
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
First lien	2,775,854,200	246,296,927	206,984,848	222,181,333	109,033,699	114,227,980	445,899,353	4,120,478,340	891,342,365	-
Second lien	4,010,508,696	366,683,576	258,541,940	250,854,681	169,383,859	136,048,857	579,895,571	5,771,917,180	1,136,182,968	-
Loans principal, interest and financing service fee receivables	6,786,362,896	612,980,503	465,526,788	473,036,014	278,417,558	250,276,837	1,025,794,924	9,892,395,520	2,027,525,333	-

Additionally, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2019 Form 20-F, please contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Limited

Date: September 15, 2020	By:	/s/ Ning Li
		Name:	Ning Li
		Title:	Chief Financial Officer

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